SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu,

Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

Exhibit 99.1

Shinhan Financial Group’s Board made a resolution to merge Shinhan Savings Bank and Yehanbyoul Savings Bank.

On February 21, 2013, Shinhan Financial Group(hereafter “SFG”)’s Board made a resolution to merge Shinhan Savings Bank and Yehanbyoul Savings Bank as follows:

1.	Existing legal entity: Yehanbyoul Savings Bank

2.	Name of the merged institution: Shinhan Savings Bank

Shinhan Savings Bank and Yehanbyoul Savings Bank are our wholly-owned subsidiaries of SFG and the merger schedule may be subject to change due to Financial Services Commission’s approval procedure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By	/s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: February 21, 2013

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